SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File number           1-448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mestek, Inc. Savings and Retirement Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mestek, Inc.

260 North Elm Street

Westfield, Massachusetts 01085

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006                                                                  /s/: Stephen M. Shea

Stephen M. Shea
Senior Vice President-Finance

Mestek, Inc. Savings and Retirement Plan

Financial Statements

and

Supplemental Schedules

December 31, 2004 and 2003

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

December 31, 2004 and 2003

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

December 31, 2004 and 2003

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Plan Benefits – December 31, 2004	2

Statement of Net Assets Available for Plan Benefits – December 31, 2003	3

Statement of Changes in Net Assets Available for Plan Benefits –
Year Ended December 31, 2004	4

Notes to Financial Statements	5-10

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Schedule H, Line 4j – Schedule of Reportable Transactions	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Mestek, Inc. Savings and Retirement Plan

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for plan benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for plan benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2004 are presented for additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VITALE, CATURANO & COMPANY, LTD.

September 30, 2005 (except for Notes 1 and 8

as to which the date is January 10, 2006)

Boston, Massachusetts

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2004

	2004
	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments:
Mestek 401(k) Account:
Investments, at fair value:
Mestek, Inc common stock	$161,454	$ ---	$161,454
Registered investment companies:
American Century Investments Large Company Value Fund	5,736,122	---	5,736,122
American Century Investments Equity Index Fund	4,970,609	---	4,970,609
American Century Investments Small Cap Value Fund	4,293,814	---	4,293,814
Columbia Acorn Fund	3,344,282	---	3,344,282
Barclays Global Investors Lifepath 2020 Fund	3,061,292	---	3,061,292
PIMCO Total Return Fund	3,060,478	---	3,060,478
The Growth Fund of America	2,757,843	---	2,757,843
Templeton Foreign Fund	2,280,014	---	2,280,014
Barclays Global Investors Lifepath 2010 Fund	732,972	---	732,972
Barclays Global Investors Lifepath 2030 Fund	151,815	---	151,815
Barclays Global Investors Lifepath Retirement Fund	77,625	---	77,625
Barclays Global Investors Lifepath 2040 Fund	68,296	---	68,296
Investments, at estimated fair value:
Common/collective trust fund
American Century Stable Asset Fund	25,740,005	---	25,740,005
Participant loans	1,731,010	---	1,731,010

Mestek Profit Sharing Account:
Investments, at fair value:
Registered investment companies:
American Century Investments Large Company Value Fund	---	4,071,071	4,071,071
PIMCO Total Return Fund	---	3,932,632	3,932,632
American Century Investments Small Cap Value Fund	---	3,803,100	3,803,100
American Century Investments Equity Index Fund	---	2,684,525	2,684,525
The Growth Fund of America, Inc.	---	2,082,538	2,082,538
Investments, at estimated fair value:
Common/collective trust fund:
American Century Stable Asset Fund	---	4,106,802	4,106,802
Participant loans	---	394,088	394,088
Total investments	58,167,631	21,074,756	79,242,387

Receivables
Participants’ contributions	69,178	---	69,178
Employer’s contributions	10,603	1,948,806	1,959,409
Total receivables	79,781	1,948,806	2,028,587

Total assets	58,247,412	23,023,562	81,270,974

LIABILITIES
Excess participant contributions payable	36,535	---	36,535

Total liabilities	36,535	---	36,535

Net assets available for plan benefits	$58,210,877	$23,023,562	$81,234,439

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2003

	2003
	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments:
Mestek 401(k) Account:
Investments, at fair value:
Mestek, Inc. common stock	$134,858	$ -	$134,858
Investments, at estimated fair value:
MassMutual Life Ins. Co.
Pooled Separate Accts:
Core Equity Fund	4,394,800	-	4,394,800
Small. Co. Fund	3,042,872	-	3,042,872
Balanced Fund	2,750,757	-	2,750,757
Intermediate Bond Fund	2,464,697	-	2,464,697
Indexed Equity Fund	5,077,752	-	5,077,752
Growth Equity Fund	2,229,356	-	2,229,356
International Equity Fund	1,652,878	-	1,652,878
Med. Co. Growth Equity Fund	2,268,047	-	2,268,047
Participant loans	1,746,726	-	1,746,726
Investment, at contract value:
MassMutual Life Ins. Co. Investment Contract	26,642,716	-	26,642,716

Mestek Profit Sharing Account:
Investments, at estimated fair value:
MassMutual Life Ins. Co.
Pooled Separate Accts:
Core Equity Fund	-	3,790,131	3,790,131
Small Co. Fund	-	3,319,958	3,319,958
Indexed Equity Fund	-	2,658,930	2,658,930
Participant loans	-	423,361	423,361
Investment, at contract value:
MassMutual Life Ins. Co. Investment Contract	-	8,614,070	8,614,070
Total investments	52,405,459	18,806,450	71,211,909

Receivables:
Employer’s contributions	46,595	1,922,360	1,968,955
Total receivables	46,595	1,922,360	1,968,955

Total assets	52,452,054	20,728,810	73,180,864

LIABILITIES
Amounts due for unsettled trades	-	36,217	36,217

Net assets available for plan benefits	$52,452,054	$20,692,593	$73,144,647

The accompanying notes are an integral part of these financial statements

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2004

	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of registered investment companies	$3,578,991	$809,505	$4,388,496
Net depreciation in fair value of common stock	(9,921)	---	(9,921)
Net depreciation in fair value of pooled separate accounts	452,845	176,370	629,215
Interest and dividend income	855,190	268,107	1,123,297
Interest income on participant loans	102,427	24,332	126,759
Total investment income	4,979,532	1,278,314	6,257,846

Contributions:
Participants	4,055,219	---	4,055,219
Employer	646,474	1,948,806	2,595,280
Rollover	139,305	---	139,305
Total contributions	4,840,998	1,948,806	6,789,804

Total additions	9,820,530	3,227,120	13,047,650

Deductions from net assets attributed to:
Benefits paid to participants	4,425,651	1,028,437	5,454,088
Life insurance premiums paid on behalf of participants	19,415	---	19,415
Administrative expenses	10,869	2,837	13,706

Total deductions	4,455,935	1,031,274	5,487,209

Net increase prior to transfers between other qualified plans	5,364,595	2,195,846	7,560,441

Merger in from Boyertown Foundry Company
Savings & Retirement Plan	422,648	135,123	557,771
Transfer from Mestek, Inc. Retirement Savings Plan	10,039	---	10,039
Transfer to Mestek, Inc. Retirement Savings Plan	(38,459)	---	(38,459)

Net increase	5,758,823	2,330,969	8,089,792

Net assets available for plan benefits:
Beginning of year	52,452,054	20,692,593	73,144,647

End of year	$58,210,877	$23,023,562	$81,234,439

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.	DESCRIPTION OF PLAN

The following description of Mestek, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as of November 15, 1951. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. and certain of its affiliates (“the Company”). The Plan has two components, a “profit sharing account” and a “401(k) account”. The Plan covers eligible salaried and hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. From time to time, participants may change employment status between union and non-union. In these situations, participant balances may transfer between the Plan and the Mestek, Inc. Retirement Savings Plan, a plan for union participants sponsored by the Company.

During 2004, the Boyertown Foundry Company (“Boyertown”) Savings & Retirement Plan merged with the Plan and participants from Boyertown began participating in the Plan.

Company Stock

In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. “Company Stock” to be included as an investment option. The term “Company Stock” includes shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a “qualifying equity security” as defined by ERISA. Assets of the Plan may be invested in “Company Stock” subject to certain limitations posed by ERISA or other regulatory agencies, such as the Securities and Exchange Commission.

Participant Contributions

Participants may elect to have up to fifty percent of their Plan compensation, as defined, withheld and contributed to the Plan up to the maximum allowed by the Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes. Participant contributions are maintained in the “401(k) account”.

Participants may elect to make nondeductible voluntary contributions up to an additional 10% of their Plan compensation each year, subject to certain limitations. Eligible participants who have attained age 50 before the close of the calendar year may also make so-called “catch-up” contributions up to the dollar amount of the catch-up permitted for the year by the Code.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.            DESCRIPTION OF PLAN...continued

Employer Contributions

The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This matching contribution is applied only to the first 6% of Plan compensation, as defined, deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee’s Plan compensation. The Company does not match any amounts relating to post-tax voluntary contributions. Contributions are funded on a current basis. Matching contributions are maintained in the 401(k) account.

On an annual basis, the Company determines whether to make a Profit Sharing contribution for certain divisions of the Company and how much to contribute. Currently, the Company contributes 3% of an employee’s Plan compensation and an additional 3% on Plan compensation exceeding the annual FICA wage base for eligible, active employees employed on the last day of the year by divisions of the Company receiving a Profit Sharing contribution. Employer contributions are maintained in the “Profit Sharing Account”.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions and allocations of plan earnings and any administrative expenses, if applicable. Plan earnings are allocated based on account balances by fund. Administrative expenses charged for loan transactions paid by the Plan reduce the account balances of the participants initiating the transactions.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of an individual participant’s 401(k) account is based on the following schedule:

	Contributions	Contributions
	Made Prior to	Made After
Years of Service	October 1, 2001	October 1, 2001

Less than 2	0%	0%
2	0%	20%
3	20%	40%
4	40%	60%
5	60%	80%
6	80%	100%
7 or more	100%	100%

Vesting in the Profit Sharing portion of the plan also follows the seven-year schedule above.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.            DESCRIPTION OF PLAN...continued

Forfeitures

Forfeitures are held in an interest bearing holding account by the custodian. Forfeitures in the 401(k) account on Company matching contributions are applied first to reduce any expenses related to the administration of the Plan and then to reduce Company contributions. Unallocated forfeitures of $402,789 and $296,175 were available as of December 31, 2004 and 2003, respectively. No forfeitures were utilized to pay Plan expenses or reduce Company contributions during 2004.

Forfeitures in the Profit Sharing account are reallocated among Participants in the ratio that the Plan compensation of each Participant bears to the total Plan compensation of all Participants. Forfeitures of $96,100 were generated in 2004. During 2004, there were no forfeitures allocated to participant accounts. An allocation of forfeitures to participant accounts in the amount of $168,587 took place in December, 2005.

Participant Loans

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at 1% above prime market rates (4.75% - 10.5% at December 31, 2004) and are repayable over a period not to exceed five years. No more than two outstanding loans may be taken by a participant at any time.

Investments

Within the Profit Sharing account, assets are invested at the discretion of the Retirement Committee. The Mestek Profit Sharing Fund is invested in a mix of registered investment companies and a common/collective trust fund. During 2003, the Mestek Profit Sharing Fund was invested in a mix of pooled separate accounts and a guaranteed insurance contract.

Within the 401(k) account, upon enrollment in the Plan, participants may direct contributions to any combination of fund options selected by the Company’s Retirement Committee and maintained by JP Morgan Chase Bank (the Plan invested in funds maintained by Massachusetts Mutual Life Insurance Company (“MassMutual”) during 2003). All funds are invested in separate participant accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through JP Morgan Chase Bank’s internet or telephone portals.

Withdrawals

Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, death, disability or determination of financial hardship.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.            DESCRIPTION OF PLAN...continued

Payment of Benefits

Upon death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) with $5,000 or more in vested benefits may elect to (i) receive a lump-sum distribution equal to the participant’s vested account balance, (ii) receive a deferred annuity or (iii) to have assets remain in the Plan.

A participant with less than $5,000 in vested benefits receives a lump-sum cash payment. Additional options are available under the Plan upon retirement.

The normal retirement date for a participant is the first day of the month following the participant’s 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions may continue until the participant retires.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust fund is valued at estimated fair value as presented by the unit value, which is based on the underlying investments of the fund, reported by the custodian. Pooled separate accounts are valued at estimated fair value based on the net unit values of units held by the Plan at year end. The investment contract is valued at contract value (see Note 5), which approximates fair value. The Mestek, Inc. common stock is valued at fair value based on quoted market price. Participant loans are valued at estimated fair value on the basis of their expected future loan payments.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses assessed by JP Morgan Chase Bank and paid by the Plan consist primarily of fees charged for loan transactions. The Company has elected to pay substantially all other administrative costs.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reportable amounts of assets and liabilities and charges therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INCOME TAX STATUS

The Plan has received a favorable determination letter dated January 13, 2005 from the Internal Revenue Service. The Plan has not been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

For the period January 1, 2004 through January 13, 2004, and for the year ended December 31, 2003, the Plan had a Group Annuity investment contract with MassMutual. MassMutual maintained the contributions in pooled separate accounts, and in a guaranteed investment contract. The guaranteed investment contract was fully benefit responsive. The guaranteed investment contract was credited with a guaranteed interest rate of 4.65% (which approximates the average yield) during both 2004 and 2003. The contract was liquidated on January 14, 2004 and the proceeds were invested in the American Century Stable Asset Fund. Interest rates on the contract were reset semi-annually. The contract was charged for Plan withdrawals and administrative expenses by MassMutual. The contract was included in the 2003 financial statements at contract value, which approximated fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

6.	CHANGE IN PLAN SERVICE PROVIDER

The Plan effected a change in Custodian, Investment Adviser and Recordkeeper effective January 1, 2004 from MassMutual to JP Morgan Chase Bank Retirement Plan Services. All funds were transferred on January 13 and 14, 2004 to a combination of fund options maintained by JP Morgan Chase Bank Retirement Plan Services. A blackout period existed from December 9, 2003 until February 9, 2004 to facilitate the transfer of funds.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

7.            PARTY-IN-INTEREST TRANSACTIONS

The Plan invests directly in Mestek, Inc. common stock. During the year ended December 31, 2004, the Plan purchased shares of Company stock in the amount of $63,408 and sold shares of Company stock in the amount of $144,577. These transactions qualify as party-in-interest transactions. The total value of the Plan’s interest in the Mestek, Inc. common stock was $161,454 and $134,858 at December 31, 2004 and 2003, respectively.

Participant loans also qualify as party-in-interest transactions. Pooled separate accounts and the guaranteed investment contract were managed by affiliates of MassMutual, custodian of the Plan from January 1, 2003 to January 14, 2004, and also qualify as party-in-interest transactions.

8.	EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE

The Plan failed certain IRS non-discrimination tests for the year ended December 31, 2004. Excess contributions amounting to $36,535 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year. The Plan refunded these excess contributions to affected participants during December 2005.

SUPPLEMENTAL SCHEDULES

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Employer Identification Number 25-0661650

Plan Number 002

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004
(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Issue, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Century Stable Asset Fund	Common/collective trust fund	n/a	n/a	n/a	n/a	$31,764,293 **	$29,846,807

	American Century Investment Large Company Value Fund	Registered investment company	n/a	n/a	n/a	n/a	8,880,514 **	$9,807,193
	American Century Investment Small Cap Value Fund	Registered investment company	n/a	n/a	n/a	n/a	7,636,422 **	8,096,914
	American Century Investment Equity Index Fund	Registered investment company	n/a	n/a	n/a	n/a	7,247,653 **	7,655,134
	PIMCO Total Return Fund	Registered investment company	n/a	n/a	n/a	n/a	5,142,661 **	6,993,110
	The Growth Fund of America, Inc.	Registered investment company	n/a	n/a	n/a	n/a	4,446,264 **	4,840,381
	Columbia Acorn Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	3,344,282
	Barclay Global Investors Lifepath 2020 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	3,061,292
	Templeton Foreign Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	2,280,014
	Barclay Global Investors Lifepath 2010 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	732,972
	Barclay Global Investors Lifepath 2030 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	151,815
	Barclay Global Investors Lifepath Retirement Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	77,625
	Barclay Global Investors Lifepath 2040 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	68,296
								47,109,028

*	Mestek, Inc common stock	Common stock	n/a	n/a	n/a	n/a	n/a	161,454

*	Participant loans	Loans to participants	varies	4.75% - 10.5%	n/a	n/a	---	2,125,098

								$79,242,387

* Represents a party-in-interest to the Plan.

** Cost provided for both participant-directed and non-participant-directed portions of fund

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Employer Identification Number 25-0661650

Plan Number 002

SCHEDULE H. LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2004
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Identity of Party Involved	Description of Asset (include interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost Of Asset	Current Value Of Asset on Transaction Date	Net Gain or (Loss)

MassMutual Core Equity Fund**	Pooled separate account	$ ---	$8,135,299	$ ---	$ ---	$8,0173,312	$8,135,299	$61,987
MassMutual Small Company Fund **	Pooled separate account	---	6,394,241	---	---	6,283,005	6,394,241	111,236
MassMutual Indexed Bond Fund **	Pooled separate account	---	7,772,730	---	---	7,676,694	7,772,730	96,036
MassMutual Investment Contract **	Guaranteed investment contract	---	34,801,077	---	---	,34,716,515	34,801,077	84,562
American Century Investments Equity Index Fund	Registered investment company	9,881,882	---	---	---	9,881,882	9,881,882	---
American Century Investments Equity Index Fund	Registered investment company	---	2,493,337	---	---	2,492,716	2,493,337	621
American Century Investments Large Company Value Fund	Registered investment company	11,363,660	---	---	---	11,363,660	11,363,660	---
American Century Investments Large Company Value Fund	Registered investment company	---	3,617,032	---	---	3,612,121	3,617,032	4,911
American Century Investments Small Cap Value Fund	Registered investment company	6,493,718	---	---	---	6,493,718	6,493,718	---
American Century Investments Small Cap Value Fund	Registered investment company	---	3,259,126	---	---	3,253,822	3,259,126	5,304
American Century Stable Asset Fund	Common/collective trust fund	11,472,659	---	---	---	11,472,659	11,472,659	---
American Century Stable Asset Fund	Common/collective trust fund	---	7.954.458	---	---	7,954,458	7,954,458	---
PIMCO Total Return Fund	Registered investment company	5,691,781	---	---	---	5,691,781	5,691,781	---
PIMCO Total Return Fund	Registered investment company	---	1,908,015	---	---	1,907,895	1,908,016	121
The Growth Fund of America, Inc.	Registered investment company	3,627,667	---	---	---	3,627,667	3,627,667	---
The Growth Fund of America, Inc.	Registered investment company	---	1,908,016	---	---	1,906,113	1,908,016	1,903

** Information for both participant-directed and non-participant-directed portions of these funds has been presented in this schedule.